Exhibit (a)(1)(D)

SUMMIT FINANCIAL SERVICES GROUP, INC.

OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS

FOR NEW OPTIONS

WITHDRAWAL FORM

THE OFFER EXPIRES AT 6:00 P.M., EASTERN TIME, ON NOVEMBER 13, 2012 UNLESS THE OFFER IS EXTENDED.

You previously received (1) a copy of the Offer to Exchange Certain Outstanding Options for New Options (the “Offer”); (2) the notice from us, dated October 17, 2012, announcing the Offer; (3) this Withdrawal Form, together with its associated instructions; and (4) the Election Form, together with its associated instructions. The Offer is subject to the terms of these documents as they may be amended, by which you elected to ACCEPT our Offer to exchange some or all of your eligible options. You should submit this withdrawal only if you now wish to change that election and REJECT our Offer with respect to some or all of your eligible options.

To withdraw your election to exchange some or all of your eligible options, you must do the following by the expiration date, currently expected to be 6:00 p.m., Eastern Time, on November 13, 2012, unless the Offer is extended:

1. Properly complete, date and sign the Withdrawal Form that you received in the notice from us, dated October 17, 2012, announcing the Offer; and

2. Submit the properly completed Withdrawal Form to the Company (attn: Steven C. Jacobs). We must receive your properly completed and submitted Withdrawal Form by the expiration date, currently expected to be 6:00 p.m., Eastern Time, on November 13, 2012.

If you withdraw your acceptance of the Offer with respect to some or all of your eligible option grants, you will not receive any new options in replacement for the withdrawn option grants. You will keep all of the options that you withdraw. These options will continue to be governed by either the 2000 Plan or the 2006 Plan under which they were granted, and by any existing option agreement between you and us.

You may change your mind after you have submitted a withdrawal and elect to exchange some or all of your eligible option grants by submitting a new election to us by 6:00 p.m., Eastern Time, on November 13, 2012.

Please select the appropriate box below. To help you recall your outstanding eligible options, please refer to the grant information available attached to the Election Form, attached to the Notice of the Offer, dated October 17, 2012. You may elect to exchange eligible option grants pursuant to the Offer regardless of whether the eligible option grants are fully vested, partially vested or entirely unvested.

☐ I wish to withdraw my election to exchange and instead REJECT the Offer as to ALL my option grants. I do not wish to exchange my option grants.

OR

☐ I wish to withdraw my election to exchange options as to my eligible option grants listed below (please list). Any option grants previously elected to be exchanged by me pursuant to this Offer in my most recent election but not withdrawn below will remain elected for exchange in the Offer. I do not wish to exchange the following listed options grants: (please list each option grant you wish to withdraw)

Original Option Number	Original Option Grant Date	Original Shares Granted	Original Option Grant Price

SUBMIT NO LATER THAN 6:00 P.M., EASTERN TIME, ON NOVEMBER 13, 2012 (UNLESS THE OFFER IS EXTENDED).

Election Terms & Conditions

1. I agree that my decision to accept or reject the Offer with respect to all or some of my eligible option grants is entirely voluntary and is subject to the terms and conditions of the Offer to Exchange.

2. I understand that I may change my withdrawal at any time by completing and submitting a new election and/or withdrawal no later than 6:00 p.m., Eastern Time, on November 13, 2012 (unless the Offer is extended) and that any election and/or withdrawal submitted and/or received after such time will be void and of no further force and effect.

3. If I cease to be an employee or independent contractor, including a financial advisor, of Summit or one of Summit’s subsidiaries (the “Summit Group”) before the Offer expires, I understand that I will cease to be an eligible individual under the terms of the Offer and any election to exchange my eligible options that I have made prior to my ceasing be an employee or independent contractor, including a financial advisor, of the Summit Group will be ineffective. As a result, my eligible options will not be exchanged under the Offer and I will not receive new options.

4. I agree that decisions with respect to future grants under any Summit equity compensation plan will be at the sole discretion of Summit.

5. I agree that: (i) the Offer is discretionary in nature and may be suspended or terminated by Summit, in accordance with the terms set forth in the Offer documents, at any time prior to the expiration of the Offer; (ii) Summit may, at its discretion and in accordance with the terms of the Offer, refuse to accept my election to participate; and (iii) the Offer is a one-time Offer that does not create any contractual or other right to receive future offers, options or benefits in lieu of offers.

6. I agree that: (i) the value of any new options and participation in the Offer made pursuant to the Offer is an extraordinary item of income which is outside the scope of my employment or services contract, if any; and (ii) the Offer value of any new options granted pursuant to the Offer is not part of normal or expected compensation for any purpose, including but not limited to purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

7. Neither my participation in the Offer nor this withdrawal shall be construed so as to grant me any right to remain in the employ or services of the Summit Group and shall not interfere with the ability of my current employer to terminate my employment or independent contractual relationship at any time with or without cause.

8. Regardless of any action that the Summit Group takes with respect to any or all income tax, social security or social insurance, payroll tax, payment on account or other tax-related withholding related to the Offer (“Applicable Withholdings”), I acknowledge that the ultimate liability for all Applicable Withholdings is and remains my sole responsibility. In that regard, I authorize the Summit Group to withhold all Applicable Withholdings legally payable by me from my wages, from the proceeds of any stock sales or other cash payments paid to me by the Summit Group. Finally, I agree to pay to the Summit Group any amount of Applicable Withholdings that the Summit Group may be required to withhold as a result of my participation in the Offer if the Summit Group does not satisfy the Applicable Withholding through other means.

9. I acknowledge that I may be accepting the Offer and the terms and conditions of this withdrawal in English and I agree to be bound accordingly.

10. I acknowledge and agree that neither the Summit Group, nor any of their respective employees or agents, has made any recommendation to me as to whether or not I should accept the Offer to exchange my eligible options and that I am not relying on any information or representation made by any such person in accepting or rejecting the Offer, other than any information contained in the Offer documents.

11. I agree that participation in the Offer is governed by the terms and conditions set forth in the Offer documents and this Withdrawal Form. I acknowledge that I have received the Offer documents and have been afforded the opportunity to consult with my own investment, legal and/or tax advisors before making an election to participate in or reject the Offer and that I have knowingly accepted or rejected the Offer. I agree that any and all decisions or interpretations of Summit upon any questions relating to the Offer and this Withdrawal Form is binding, but that I have all rights accorded to me under applicable law to challenge such decision or interpretation in a court of competent jurisdiction.

(Required)

☐ I acknowledge and agree with the terms and conditions stated above.

Eligible Individual Signature	Date

Eligible Individual Name (Please print)

WITHDRAWAL INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.	Delivery of the Withdrawal.

To withdraw your election to exchange some or all of your eligible options, you must submit a Withdrawal Form by following the instructions set forth above by the expiration date, currently expected to be 6:00 p.m., Eastern Time, on November 13, 2012.

Your delivery of all documents regarding the Offer, including elections and withdrawals, is at your risk. Delivery will be deemed made only when actually received by us. It is your responsibility to confirm that we have received your election and/or any withdrawal. Only responses that are properly completed and actually received by us by the deadline will be accepted. Responses submitted by any means other than by mail, hand delivery, overnight delivery, fax or e-mail, are not permitted unless specifically authorized in writing by us.

Although by submitting a withdrawal you have withdrawn some or all of your previously tendered option grants from the Offer, you may change your mind and re-elect to exchange some or all of the withdrawn eligible option grants until the expiration of the Offer. You should note that you may not rescind any withdrawal and any eligible option grants withdrawn will not be deemed properly tendered for purposes of the Offer, unless you properly re-elect to exchange those eligible option grants before the expiration date. Tenders to re-elect to exchange eligible option grants may be made at any time on or before the expiration date. If we extend the Offer beyond that time, you may re-tender your eligible option grants at any time until the extended expiration of the Offer.

To re-elect to tender the withdrawn eligible option grants, you must follow the instructions set forth in, and complete and submit, the Election Form included as one of the documents that comprise the Offer to Exchange following the last withdrawal you submitted but on or before 6:00 p.m., Eastern Time, on November 13, 2012 (unless the Offer is extended). Please see our Offer to Exchange Certain Outstanding Options for New Options—Election Form to re-elect to exchange any or all of your eligible options.

Please note that your awards will not be deemed properly tendered for purposes of the Offer unless the withdrawn option grants are properly re-tendered for exchange before the expiration date by delivery of a new election following the procedures described in the instructions to the election. Such new election must be received by us after any election and any withdrawal you previously have submitted. Upon the receipt of such a new, properly completed election, any previously submitted elections and/or withdrawals will be disregarded and will be considered replaced in full by the new election. Any prior election will be disregarded; therefore, your new election must indicate all eligible option grants you wish to exchange, not just those you wish to add. You will be bound by the last properly submitted election and/or withdrawal received by us prior to the expiration date.

It is not our intent to send you a confirmation of receipt of this withdrawal, and by completing and submitting this withdrawal, you waive any right to receive any notice of the withdrawal of the tender of your eligible options.

2.	Signatures on this Withdrawal.

If the withdrawal is being submitted, it must be signed by the holder of the eligible options. If this withdrawal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to us of the authority of that person to act in that capacity must be submitted with this withdrawal.

3.	Other Information on this Withdrawal.

If you are submitting your withdrawal, in addition to completing and signing the Withdrawal Form, you must print your name and indicate the date on which you signed.

4.	Requests for Assistance or Additional Copies.

Any questions or requests for additional copies of the Offer to Exchange or this Withdrawal Form should be directed to Steven C. Jacobs, our Chief Financial Officer, at 561-338-2800. Copies will be furnished promptly at our expense.

5.	Irregularities.

We will determine, in our discretion, all questions as to the form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any withdrawal. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. We reserve the right to reject any withdrawals that we determine are not in appropriate form or that we determine are unlawful to accept. We will accept all properly tendered eligible options that are not validly withdrawn. No withdrawals of options will be deemed to have been properly made until all defects or irregularities have been cured by the withdrawing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time Offer, and we will strictly enforce the election period, subject only to an extension that we may grant in our discretion.

Important: The withdrawal must be received no later than 6:00 p.m., Eastern Time, on November 13, 2012 (unless the Offer is extended).

6.	Additional Documents to Read.

You should be sure to read the Offer to Exchange, all documents referenced therein, our notice, dated October 10, 2012, announcing the Offer, this Withdrawal Form, together with its instructions and the Election Form, together with its instructions, before deciding whether or not to participate in the Offer.

7.	Important Tax Information.

Please refer to Section 14 of the Offer to Exchange, which contains important tax information. We also recommend that you consult with your personal advisors before deciding whether or not to participate in this Offer.